Monthly Report - April, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,908,652       11,173,646
Change in unrealized gain (loss) on open              679,986      (2,543,146)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (293)
      obligations
   Change in unrealized gain (loss) from U.S.        (13,054)           13,760
      Treasury obligations
Interest Income (Expense)		                6,783           15,705
Foreign exchange gain (loss) on margin deposits       138,330         (22,685)
				                 ------------    -------------
Total: Income 				            4,720,697        8,636,987

Expenses:
   Brokerage commissions 		              387,316        1,534,725
   Management fee 			               42,455          166,687
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                2,247            7,274
   Administrative expense 	       	               70,646          284,332
					         ------------    -------------
Total: Expenses 		                      502,664        1,993,018
Net Income (Loss)			   $        4,218,033        6,643,969
for April, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (91,830.539    $     2,864,347    108,181,554    111,045,901
units) at March 31, 2021
Addition of 		 	              0         10,164         10,164
4.771 units on April 1, 2021
Redemption of 		 	              0    (2,299,666)    (2,299,666)
(1,915.846) units on  April 30, 2021*
Net Income (Loss)               $       118,481      4,099,552      4,218,033
for April, 2021
         			   -------------   -------------   -----------


Net Asset Value at April 30, 2021
(89,952.951 units inclusive
of 33.487 additional units) 	      2,982,828    109,991,604    112,974,432
				  =============  ============= ==============


		GLOBAL MACRO TRUST April 2021 UPDATE
                      Year to Date     Net Asset
Series	  April ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    3.65% 	     5.51%  $  1,106.78	   70,083.648 $    77,567,222
Series 3    3.98% 	     6.86%  $  1,687.31	   12,534.897 $    21,150,250
Series 4    4.14% 	     7.49%  $  2,218.58	    4,110.059 $     9,118,476
Series 5    3.92% 	     6.59%  $  1,593.65	    3,224.347 $     5,138,484

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			       New York, NY  10036




					May 19, 2021
Dear Investor:

Gains from long positions in equity, energy and metal futures and to a lesser extent from trading currency forwards far outdistanced losses from trading grain and soft commodity futures. Trading of interest rate futures was nearly flat.

Rising vaccinations, faster job growth, two rounds of federal stimulus payments and persistently accommodative Fed monetary policy combined to supercharge household and business investment spending in the U.S.
Moreover, as government restrictions on activity are widely lifted, consumer demand is seen broadening and driving outlays for long-downtrodden services such as travel and leisure. Consequently, long positions in U.S. and Canadian equity futures were highly profitable. A short VIX position and trading of continental European, British, EAFE and emerging markets index futures were also profitable. Meanwhile, with many Asian and South American countries struggling to contain COVID-19, trading of stock futures for countries from these regions was nearly flat.

Commodities prices have soared on the back of robust demand from China, the U.S. and elsewhere as the global economy emerges from the coronavirus pandemic. In the energy sector, profits on long positions in crude oil, RBOB gasoline and heating oil far outpaced a fractional loss from trading natural gas. In metals, long positions in copper, gold and silver were profitable. On the other hand, in soft and agricultural commodity markets, short wheat and soybean meal positions posted losses that outdistanced small gains from long corn, soybean and soybean oil positions. A short coffee trade was fractionally negative as well.

The U.S. dollar which had risen about three per cent in March slipped back a similar amount in April and foreign exchange trading was slightly profitable while posting mixed results. Profits were registered on short dollar positions versus the currencies of Australia, Great Britain, New Zealand, Canada, Israel, Mexico, South Africa and Singapore and on a long U.S. dollar trade against the Indian rupee. On the other hand, a long dollar trade relative to the yen and, to a lesser extent, long dollar positions against the Brazilian, Norwegian and Polish currencies and trading the U.S. unit against the Russian ruble and Swedish krona posted largely offsetting losses.

Trading of interest rate futures was nearly flat as rising rates late in the month erased most of the profits which had accrued on long positions earlier in the month when interest rates eased. Profits from long positions on U.S., Canadian, Australian and Japanese long bond futures were largely offset by losses on long positions in German and French interest rate futures and trading of Italian and shorter-term U.S. interest rate futures.



				    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman